Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-255980

BLACKROCK CREDIT STRATEGIES FUND

Supplement dated December 17, 2024 to the Prospectus

of BlackRock Credit Strategies Fund, dated November 12, 2024

This supplement amends certain information in the Prospectus of BlackRock Credit Strategies Fund (the “Fund”), dated November 12, 2024. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Effective immediately, the following change is made to the Fund’s Prospectus:

The section of the Prospectus entitled “Plan of Distribution—Class A Shares, Class W Shares and Class J Shares—Potential Sales Load Waivers” is deleted in its entirety and replaced with the following:

Potential Sales Load Waivers

Investors may be able to buy Class A Shares, Class W Shares or Class J Shares without a sales load, if applicable (i.e., “load-waived”), when they are:

•	reinvesting distributions;

•	a current or former director or Trustee of the Fund;

•

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Advisor or its affiliates or of a broker-dealer authorized to sell Class A Shares, Class W Shares or Class J Shares of the Fund; or

•	purchasing Class A Shares, Class W Shares or Class J Shares through a financial services firm that has a special arrangement with the Fund.

In addition, the Fund will combine purchases of Class A Shares, Class W Shares or Class J Shares, as applicable, made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the applicable sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. Notice should be provided to the Dealer or financial intermediary through whom the purchase is made so they can notify the Fund.

Shareholders should retain this Supplement for future reference.

PRO-CSF-1224SUP